# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zapata Quantum, Inc., CIK 0001843714
CUSIP: G26735103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6 Liberty Square #2488, Boston, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 12/05/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002099024

## Reporting persons
- Andretti Autosport Holding Company, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 9,479,000; shared voting power 0; sole dispositive power 9,479,000; shared dispositive power 0; aggregate amount beneficially owned 9,479,000 (5.8% of the class)

## Item 1. Issuer
Name of issuer: Zapata Quantum, Inc.
Address of issuer's principal executive offices: 6 Liberty Square #2488, Boston, MA 02109

## Item 2. Person Filing
Name of person filing: Andretti Autosport Holding Company, LLC
Address of principal business office or, if none, residence:
8278 Georgetown Road
Indianapolis, IN 46268
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
9,479,000

The amounts in Row (5), (7) and (9) consist of 9,479,000 shares of the Company's common stock. The percentage set forth on Row (11) of the cover page for the reporting person is based on 162,580,506 shares of common stock outstanding as of November 30, 2025.

Jill Gregory is the President of Andretti Autosport Holding Company, LLC. As such, Andretti Autosport Holding Company, LLC and Jill Gregory may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer's securities described herein. To the extent Jill Gregory is deemed to beneficially own such securities, Jill Gregory disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 13 and the rules thereunder.
Percent of class: 5.8%
Sole power to vote or to direct the vote: 9,479,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 9,479,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Andretti Autosport Holding Company, LLC: /s/ Jill Gregory, Jill Gregory (12/05/2025)